UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERCHANGE CORPORATION
(Name of Issuer)
Common Stock, $0.00001 par value per share
(Title of Class of Securities)
45845K 10 9
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No.	45845K 10 9

1	NAMES OF REPORTING PERSONS: FRASTACKY ASSOCIATES, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CANADA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	543,572

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 2 of 8 pages

CUSIP No.	45845K 10 9

1	NAMES OF REPORTING PERSONS: FJF INVESTMENTS INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CANADA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	543,572

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 3 of 8 pages

CUSIP No.	45845K 10 9

1	NAMES OF REPORTING PERSONS: FEDOR J. FRASTACKY

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	CANADA

	5	SOLE VOTING POWER:

NUMBER OF		543,572

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		543,572

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	543,572

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 4 of 8 pages

Item 1.
(a)	Name of Issuer: INTERCHANGE CORPORATION

(b)	Address of Issuer’s Principal Executive Offices:

One Technology Drive, Building G Irvine, California 92618
Item 2.
(a)	Name of Person Filing:
(i)	FRASTACKY ASSOCIATES, INC.

(ii)	FJF INVESTMENTS, INC.

(iii)	FEDOR J. FRASTACKY
(b)	Address of Principal Business Office:

130 BLOOR STREET WEST, SUITE 1200, TORONTO, ONTARIO M5S1N5 CANADA

(c)	Citizenship: CANADA

(d)	Title of Class of Securities: COMMON STOCK

(e)	CUSIP Number: 45845K 10 9
Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE
Item 4. Ownership.
(a)	Amount beneficially owned: 543,572(1)

(b)	Percent of class: 5.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 543,572 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 543,572 (1)

(iv)	Shared power to dispose or to direct the disposition: 0
     (1) The shares covered by this Schedule 13G consist of 543,572 shares of common stock (108,750 of which are in the form of Warrants to purchase common stock of the Issuer which are fully vested) held by Frastacky Associates, Inc. FJF Investments Inc. is the sole shareholder of Frastacky Associates. Fedor J. Frastacky is the sole shareholder of FJF Investments Inc. and possesses all authority to vote and dispose of all these shares.

Item 5.	Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: This statement is filed pursuant to Rule 13d-1(d) or 13d-2 and the persons filing are: FJF INVESTMENTS, INC. , a parent holding company of FRASTACKY ASSOCIATES, INC. in accordance with Section 240.13d-1(b)1(ii)(G) and FEDOR J. FRASTACKY, a control person in accordance with section 204.13d-1(b)1(ii)(G).

Page 5 of 8 pages

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE (See Item 4)

Item 9.	Notice of Dissolution of Group: NOT APPLICABLE

Item 10.	Certification: NOT APPLICABLE

Page 6 of 8 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRASTACKY ASSOCIATES, INC.
Date: January 26, 2006	By:	/s/ Fedor J. Frastacky
FEDOR J. FRASTACKY, President

Page 7 of 8 pages

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.
     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on January 26, 2006.

FJF INVESTMENTS INC.
By:	/s/ Fedor J. Frastacky
FEDOR J. FRASTACKY

Page 8 of 8 pages